Dean Chin SVP, Corporate Controller & Chief Accounting Officer 551 Fifth Avenue, 3rd Floor New York, NY 10176 Office: (212) 297-9708 Fax: (866) 406-3683

April 4, 2016

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Jaime G. John

Re:	ABM Industries Incorporated Form 10-K as of October 31, 2015 Filed on December 17, 2015 File No. 001-08929

Ladies and Gentlemen:

In connection with the staff’s letter dated April 1, 2016 relating to the above-captioned Form 10-K, this will confirm my conversation with Becky Chow, Staff Accountant of the Division of Corporation Finance that the date for responding to staff comments set forth in such letter is extended to April 29, 2016.

Please contact the undersigned at (212) 297-9708 with any questions concerning the foregoing. The undersigned’s facsimile number is (866) 406-3683.

Very truly yours,

/s/ Dean A. Chin
Dean A. Chin
SVP- Corporate Controller and
Chief Accounting Officer